June 7, 2006
VIA FACSIMILE TRANSMISSION
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed May 25, 2006 SEC File No. 333-132365
Dear Ms. Houser:
                         As discussed, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 of PGT, Inc., reflecting changes to be made in response to the Staff’s comment 9 in the letter to Mr. Rodney Hershberger, dated June 1, 2006.
                         Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Jeanne Baker
Pamela Long
Andrew P. Schoeffler
Jeff Jackson